UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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02017114

RECD S.E.C.
FEB 2 2 2002
080

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Chase Mortgage Finance Corporation
Exact name of registrant as specified in charter

0000830379
Registrant CIK Number

Current Report of Form 8-K (Feb. 21, 2002)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-76801
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edison, State of New Jersey, 2002.

Chase Mortgage Finance Corporation
(Registrant)

By: [signature]
(Name and Title)
Eileen Lindblom
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 19____, that the information set forth in this statement is true and complete.

By: ________________
(Name)

____
(Title)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 2 2 2002
080

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 21, 2002

Chase Mortgage Finance Corporation
(Exact name of registrant as specified in its charter)

Delaware	333-76801	52-1495132
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

343 Thornall Street, Edison, New Jersey — 08837
(Address of principal executive offices) — (Zip Code)

Registrant's telephone number, including area code (732) 205-0600

Not applicable
(Former name or former address, if changed since last report.)

ITEM 5. Other Events

Attached as an exhibit are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) prepared by J.P. Morgan Securities Inc. which are hereby filed pursuant to such letter.

ITEM 7. Financial Statements and Exhibits

(c) Exhibits

Item 601(a) of Regulation S-K Exhibit No.	Description
(99)	Computational Materials prepared by J.P. Morgan Securities Inc. in connection with Chase Mortgage Finance Corporation, Multi-Class Mortgage Pass-Through Certificates, Series 2002-S5.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHASE MORTGAGE FINANCE CORPORATION

February 21, 2002

By: Eileen Lindblom
Vice President

INDEX TO EXHIBITS

Exhibit No.	Description	Paper (P) or Electronic (E)
(99)	Computational Materials prepared by J.P. Morgan Securities Inc. in connection with Chase Mortgage Finance Corporation, Multi-Class Mortgage Pass-Through Certificates, Series 2002-S5.	(P)

Yields Given Prices Report CHASE02S5 30 year 6.2's
User ID: ck780721 Deals Directory: /net/s0031/data/intex/structtool/DATA/ck780721 Date: 02/21/2002 12:40:49
Bond: PO Balance: 307,859.96 Coupon: 0.000000
Delay: 24 Class Factor: 1.00 Accruing Since: 2/01/2002
Settlement Date: 2/26/2002 WHOLE 30 year WAC: 6.56 WAM: 177.15

Months 480	PSA 0	PSA 100	PSA 200	PSA 250	PSA 400	PSA 500
100- 0	0.000	0.000	0.000	0.000	0.000	0.000
100- 4	-0.014	-0.018	-0.023	-0.025	-0.032	-0.037
100- 8	-0.029	-0.037	-0.046	-0.050	-0.064	-0.074
100-12	-0.043	-0.055	-0.068	-0.075	-0.096	-0.111
100-16	-0.058	-0.074	-0.091	-0.100	-0.128	-0.147
100-20	-0.072	-0.092	-0.114	-0.125	-0.160	-0.184
100-24	-0.087	-0.110	-0.136	-0.150	-0.192	-0.221
100-28	-0.101	-0.128	-0.159	-0.175	-0.224	-0.257
*101- 0	-0.115	-0.147	-0.181	-0.199	-0.256	-0.293
101- 4	-0.129	-0.165	-0.204	-0.224	-0.287	-0.330
101- 8	-0.144	-0.183	-0.226	-0.249	-0.319	-0.366
101-12	-0.158	-0.201	-0.249	-0.273	-0.350	-0.402
101-16	-0.172	-0.219	-0.271	-0.298	-0.382	-0.438
101-20	-0.186	-0.237	-0.293	-0.323	-0.413	-0.474
101-24	-0.201	-0.255	-0.315	-0.347	-0.445	-0.510
101-28	-0.215	-0.273	-0.338	-0.371	-0.476	-0.546
102- 0	-0.229	-0.291	-0.360	-0.396	-0.507	-0.582
AVG LIFE	8.626	6.771	5.475	4.975	3.880	3.380
DURATION	8.651	6.801	5.504	5.003	3.904	3.401
FIRST PAY	3/02	3/02	3/02	3/02	3/02	3/02
LAST PAY	1/17	1/17	1/17	1/17	1/17	1/17

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by JPMSI in reliance upon information furnished by the Issuer. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions, or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities issued may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither JPMSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yields on the securities.

'he attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by JPMSI in reliance upon nformation furnished by the Issuer. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for urposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, o assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Aaterials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not e construed as either projections or predictions, or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment eriods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted verage lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster ian the rates shown in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets nd no interest shortfalls. The specific characteristics of the securities issued may differ from those shown in the Computational Materials due to differences etween the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation f any security described in the Computational Materials are subject to change prior to issuance. Neither JPMSI nor any of its affiliates makes any representation r warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yields on the securities.

Yields Given Prices Report CHASE02S5 30 year 6.2's

User ID: ck780721 Deals Directory: /net/s0031/data/intex/structtool/DATA/ck780721 Date: 02/21/2002 12:40:48

Bond: A1 Balance: 196,995,000 Coupon: 6.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 2/01/2002

Settlement Date: 2/26/2002 WHOLE 30 year WAC: 6.56 WAM: 177.15

Months 480	PSA 0	PSA 100	PSA 200	PSA 250	PSA 400	PSA 500
100- 0	6.011	5.997	5.981	5.973	5.948	5.932
100- 4	5.991	5.972	5.952	5.941	5.909	5.887
100- 8	5.972	5.948	5.922	5.909	5.869	5.843
100-12	5.952	5.923	5.893	5.878	5.830	5.798
100-16	5.932	5.899	5.864	5.846	5.791	5.754
100-20	5.912	5.875	5.835	5.814	5.751	5.709
100-24	5.892	5.850	5.806	5.783	5.712	5.665
100-28	5.872	5.826	5.777	5.751	5.673	5.621
*101- 0	5.853	5.802	5.748	5.720	5.634	5.577
101- 4	5.833	5.778	5.719	5.689	5.595	5.533
101- 8	5.814	5.754	5.690	5.657	5.557	5.489
101-12	5.794	5.730	5.661	5.626	5.518	5.446
101-16	5.774	5.706	5.633	5.595	5.479	5.402
101-20	5.755	5.682	5.604	5.564	5.441	5.358
101-24	5.735	5.658	5.575	5.533	5.402	5.315
101-28	5.716	5.634	5.547	5.502	5.364	5.272
102- 0	5.697	5.610	5.518	5.471	5.326	5.228
AVG LIFE	8.590	6.712	5.399	4.893	3.783	3.276
DURATION	6.264	5.105	4.262	3.927	3.167	2.803
FIRST PAY	3/02	3/02	3/02	3/02	3/02	3/02
LAST PAY	1/17	1/17	1/17	1/17	1/17	1/17